

James Welch · 3rd

Chief Operating Officer - Project M Group LLC

Brooklyn, New York, United States · 500+ connections ·

Contact info

Project M Group LLC

Thunderbird School
Global Management

Experience

Chief Operating Officer
Project M Group LLC · Self-employed
Oct 2016 – Present · 4 yrs 3 mos
New York, New York, United States

Project M Group (founded in 2016) identifies large genres with passionate and highly engaged enthusiasts and then acquires digital media properties in those areas. Project M is the owner o both the #1 brand in tattooing (INKED Magazine) as well as the #1 brand in rock/metal music (REVOLVER Magazine).

Rosetta
2 yrs 10 mos

VP Account Management
Nov 2015 – Oct 2016 · 1 yr
New York, NY

- Client lead across multiple global and domestic engagements (Korea, Europe, USA) with Samsung Electronics.

Account Director
Jan 2014 – Oct 2015 · 1 yr 10 mos

New York, NY

• Directed multiple domestic teams based in 5 offices across an ever-expanding variety of digital work streams for Rosetta's largest client, Samsung Electronics America.

• Initiated and developed Rosetta's relationship with Samsung's North American Hea ...see mor

Director of Business Development

ICED Media

Jan 2013 – Jan 2014 · 1 yr 1 mo

New York, NY

Served as executive team member enlisted to drive all new business activities and lead strategic expansion at growing pure-play social media agency. Generated leads and managed agency response to incoming RFPs, created marketing materials, mentored junior staff and expanded agency's network. ...see mor

Global Account Director

Big Fuel Communications LLC

Jun 2011 – Aug 2012 · 1 yr 3 mos

New York, NY

Established global social media program for General Motors and led new business pitches to capture global social media contracts with Samsung and Gore-Tex.

• Spearheaded presentation that won $13M global account with Samsung Electronic ...see mor

Account Director / Senior Project Manager

Arnell Group

Mar 2008 – Feb 2011 · 3 yrs

New York, NY

Served as key company executive, reporting directly to CEO. Played instrumental role in acquiring and growing many of company's major accounts, including Chrysler, De Tomaso and Devon Works. Spearheaded business development with Disney, Cerberus Capital, Focus DIY, HSN, Maxim and RealD. ...see mor

Show 3 more experiences

Education

Thunderbird School of Global Management

MBA, Global Management

1999 – 2000

Activities and Societies: Rugby Team, Phi Sigma Iota Foreign Language Honor Society (Spanish).

Graduated with Honors: 3.5 GPA. Study abroad: Universidad Autonoma de Guadalajara (UAG), Guadalajara, Mexico. Summer ’99.

The University of Kansas

B.A., Liberal Arts and Sciences

1994 – 1998

Activities and Societies: Delta Chi Fraternity, Order of Omega National Leadership Honor Society.

Graduated with Honors: 3.5 GPA, Dean’s List. Study abroad: Universidad del Valle de Atemajac (UNIVA), Guadalajara, Mexico. Summer ’96.